Gulf Island Fabrication, Inc.

567 Thompson Road

Houma, Louisiana 70363

November 17, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attention: Terence O’Brien

RE:	Gulf Island Fabrication, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010,
June 30, 2010, and September 30, 2010
File No. 1-34279

Dear Mr. O’Brien:

This letter is in response to the comments received from the Commission by facsimile transmission on November 2, 2010. In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.	We note that man-hours worked is a significant factor that impacts revenues and gross profit margins. We further note from an analyst conference call that you judge your business on how many man-hours you can work. In future filings, if you believe such information is material to an understanding of your business, please consider providing the man-hours worked, including those that are billable, as compared to the number of man-hours you could have worked. Consider quantifying for investors the impact the non-billable man-hours had to gross profit and operating income for each period presented. Please refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response: We use “billable man hours” and “man hours worked” interchangeably as all man hours worked are billed to our customers. Our intention is to continue to disclose man hours worked as we believe it is helpful to an understanding of our level of business activity which, in turn, has a direct impact on our revenue. We will avoid using the term “billable man hours” in future filings with the Commission and on our quarterly earnings calls and other communications.

Securities and Exchange Commission

November 17, 2010

All of our projects are performed pursuant to certain specifications, and are required to be completed by a certain date. Accordingly, we staff our projects based on the tasks involved and timing. Depending on our level of project activity and customer due dates, we may increase or decrease our number of employees. This level is also affected by the availability of qualified workers in the locations at which we operate. As a result, our business does not permit us to quantify the number of man hours we could have worked in a given period.

2.	In future filings, please expand your discussion of revenues to explain the impact each type of project has had for each period presented, along with your expectations as to future projects by type. In this regard, we note that you provided analysts with insight into how different project types (e.g., marine vessels, deepwater, downstream sector, upstream sector, etc.) have impacted revenue and your expectations regarding future projects. To the extent that these varying projects materially impact gross profit margins differently, please also provide an analysis of your project types for gross profit margin as well. Please refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response: Historically, different project types have not materially impacted gross profit margin differently, with the margin for all project types falling between 12%-13%. As a general matter, we attempt to build roughly the same expected profit margin into all of the project bids we make, meaning variance in profit margin results largely from events or circumstances specific to a particular project, as opposed to a particular project type. As a result, we do not believe a separate discussion of revenue or gross profit margin by project type would be useful to investors. Instead, we believe our volume of work, which we express in terms of man hours, is a better indicator of understanding our revenue and gross margins for a particular period. To the extent different project types impact gross profit margin differently in the future, we will provide a discussion of this impact in future filings with the Commission.

Liquidity and Capital Resources, page 26

3.	We note that contract receivables, net as of December 31, 2009 is 67.1% of total current assets and is 48.4% of total current assets as of June 30, 2010. While we understand that the majority of the balance as of December 31, 2009 and June 30, 2010 relate to the Bluewater and ATP MinDOC I project, the remaining outstanding appears significant. If there are any other significant uncertainties involving the remaining balance, please revise future filings to discuss. If a material amount remains uncollected as of the filing of the periodic report, please discuss. Please refer to Item 303(A)(1) of Regulations S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

Response: Other than the receivable owed on the Bluewater project, we do not believe there to be any other significant uncertainties involving the balance of our contract receivables. To the extent significant uncertainties arise, we will disclose in future filings with the Commission.

Securities and Exchange Commission

November 17, 2010

1.         Organization and Summary of Significant Accounting Policies, page F-6

Property, Plant and Equipment, page F-7

4.	We note your disclosure that you depreciate your property, plant and equipment over their estimated useful lives of 3-30 years. Please separately disclose the range of useful lives for each asset category presented in Note 6.

Response: The following discloses the range of useful lives for each asset category presented in Note 6:

	Estimated Useful Life	2009	2008
	(in Years)
Land	n/a	$9,227	$9,227
Buildings	25	53,243	50,871
Machinery and equipment	10 to 25	161,274	145,369
Furniture and fixtures	3 to 5	3,852	3,598
Transportation equipment	3 to 5	3,095	3,110
Improvements	15	75,994	70,827
Construction in progress	n/a	6,333	16,151

		313,018	299,153
Less accumulated depreciation		112,559	94,458

		$200,459	$204,695

We will include the above disclosure in future filings with the Commission.

Revenue Recognition, page F-8

5.	In future filings, please disclose the amount of revenue recognized for unapproved change orders for each period presented. If revenue was not recognized for unapproved change orders in any fiscal year, please disclose this fact.

Response: Item 7 and Note 1 to the consolidated financial statements contained in our Form 10-K for the fiscal year ended December 31, 2009 provide the following disclosure regarding revenue for unapproved change orders:

At December 31, 2009, we recorded revenue totaling $468,000 related to certain change orders on one project which have been approved as to scope but not price. Although we believe the collection of this change order is probable based on past experience, we are in the process of negotiating resolution of these change orders with the customer, and recovery of the revenue is dependent upon these negotiations. If we collect an amount different than the $468,000 of revenue that has been recorded, that difference will be recognized as income or loss as applicable. We expect to resolve these matters in the first quarter of 2010.

Securities and Exchange Commission

November 17, 2010

In future filings, we will disclose the amount of revenue recognized for unapproved change orders for all periods presented as opposed to only providing this information for the current period.

6.	In future filings, please disclose the amount of contract losses recognized in the consolidated statements of income for each period presented, or disclose that no or an immaterial amount of contact losses were recognized during the corresponding fiscal year.

Response: We will disclose the amount of contract losses recognized or that no or an immaterial amount of contract losses were recognized for each period presented in our future filings with the Commission.

3.        Bluewater Agreement, page F-9

7.	We note that you entered into an agreement on July 15, 2009, with Bluewater Industries, Inc. (“Bluewater”) to restructure the payment terms for $90 million contract receivable related to the MinDOC I project. Please address each of the following in future filings:

•

Please disclose the value of the change orders that are outside the scope of the payment restructuring agreement and are included in the line item on page F-10, “Bluewater and ATP MinDOC I project” for each period presented. Please refer to ASC 310-40-50-1 for guidance.

•

Please explain how you determined discount rates ranging from 10% to 18% are reasonable. Given the separate payment terms, please further revise your disclosure to separately state the discount rate and amount used for the $42 million that was directly paid by Bluewater in seven equal installments and the $48 million that will be repaid through the assignment by Bluewater of its right, title and interest in the Conveyance of Overriding Royalty Interest agreement. Please refer to ASC 835-30-45-2 for guidance.

•	If you did discount the $42 million portion to present value, please tell us how you determined it was appropriate, including the authoritative literature that supports your accounting.

•	Please disclose the line items impacted by the initial recognition of the $11 million discount recognized for the present value of the receivable.

•

Please continue to disclose the discount remaining as of the most recent balance sheet date. Please also disclose the period over which you are amortizing the discount and also clarify that you adjusted the period over which the discount is being amortized due to the extension of the payment period during the second quarter of fiscal year 2010, if correct.

Securities and Exchange Commission

November 17, 2010

Please provide us with the disclosures you intend to include in future filings.

Response: We recorded a discount on the $42 million installment component based on guidance set forth in ASC 835-30, ASC 605-10 and SEC Staff Accounting Bulletin, Topic 13.A.3.a (footnote 20). The discount on the installment component was based on counterparty credit risk considering the cost of borrowing of market participants. With respect to the royalty interest component, we also examined the normal risks and uncertainties associated with oil and gas production as described in our proposed disclosure below. Based largely on the uncertainty regarding the timing of when the ATP wells would be completed and the timing of our expected receipt of payment, we applied an 18% discount to the royalty interest component. We intend to include the below disclosure in future filings with the Commission.

3. BLUEWATER AGREEMENT

On July 15, 2009, we reached an agreement with Bluewater Industries, Inc. (“Bluewater”) to restructure the payment terms for the remainder of the amounts owed , estimated to be $90 million, on the MinDOC I project. Bluewater, an engineering consulting firm, contracted with ATP to oversee the fabrication of the MinDOC I hull and topsides. The amount owed to us on the project at the time of the arrangement was $64.5 million. An additional $25.5 million was billed on the project under this arrangement through completion, which occurred in stages during the 4th quarter of 2009. Additional changes in the scope of the project in excess of the $90 million were approved by Bluewater and ATP through change orders. The change orders outside of the restructured payment agreement reflected in contracts receivable was $1.1 million and $8.1 million as of September 30, 2010 and December 31, 2009, respectively. Change orders were paid in cash and were not part of our restricted payment arrangement.

Bluewater agreed to pay $42 million of the amount owed in seven equal installments of $6 million each, with the first payment due September 5, 2009 and each subsequent payment due on the 5th day of each calendar month through March 5, 2010. We received the entire $42 million in payments from Bluewater.

Bluewater agreed to pay the remaining $48 million owed to us pursuant to the assignment of all of its right, title and interest in the Conveyance of Overriding Royalty Interest between Bluewater and ATP. The interest we received from Bluewater is a limited overriding royalty interest because the amount to be received by us is set not to exceed $48 million. Upon cumulative receipt of the $48 million, the limited overriding royalty will revert back to Bluewater.

We discounted the final estimated contract price on the MinDOC 1 project by $11.0 million, applying discount rates of 10% to the $42 million installment component and 18% to the $48 million royalty interest component, which resulted in a reduction in contract revenue related to the discount to be recognized as interest income in future periods. As of September 30, 2010, the unamortized portion of the discounted amount on the MinDOC I project was $7.7 million. We extended the period over which the discount will be amortized during the second quarter of 2010 as a result of the adjustment to the projected payment schedule on our overriding royalty interest described below.

Amounts due from Bluewater and ATP subject to our overriding royalty interest included in contract receivables are as follows:

	September 30, 2010	December 31, 2009
Total Bluewater and ATP contracts receivable subject to overriding royalty interest, less discount	$38,061	$38,764
Less Bluewater and ATP contracts receivable subject to overriding royalty interest expected after one year	21,451	12,313

	16,610	26,451
Other current contracts receivable including all customers and Bluewater and ATP contracts receivable not subject to overriding royalty interest	37,989	50,104

Current contracts receivable, net, per balance sheet	$54,599	$76,555

Securities and Exchange Commission

November 17, 2010

In response to the Deepwater Horizon disaster, the Department of Interior imposed a six-month moratorium on offshore deepwater drilling operations on May 28, 2010, the enforcement of which was preliminarily enjoined, and on July 12, 2010, the Department of Interior imposed another similar moratorium set to expire November 30, 2010. As a result, deepwater drilling operations in the Gulf of Mexico were suspended. On October 12, 2010, the Department of Interior lifted the moratorium on deepwater drilling. In addition, as a result of regulatory actions taken by the Department of Interior following the Deepwater Horizon disaster, there has been a “de facto” moratorium on drilling in the shallow water of the Gulf of Mexico, although a limited number of permits have been issued recently.

As a result, two of the ATP wells originally scheduled for completion in the third and fourth quarters of 2010 are not expected to be completed until 2011, causing further delay to their field development and causing us to extend our projected payment schedule through the fourth quarter of 2012 beginning in mid-year 2010. We previously projected the payment schedule to extend over a fourteen-month period beginning in mid-year 2010. Our projected payment schedule may be subject to further adjustment as a result of any additional regulatory responses to the Deepwater Horizon disaster, changes in the price of oil and gas, the amount of oil and gas produced, increases in expenses associated with producing the oil and gas and changes in the anticipated production schedule.

While we believe the available oil and gas reserves for the properties subject to our limited overriding royalty interest significantly exceed $48 million, we have no guarantees from Bluewater or ATP if the limited overriding royalty interest does not fund the $48 million balance. To the extent the limited overriding royalty interest does not fund all or a part of the $48 million, we will be required to recognize a charge against earnings, which may be significant depending on the shortfall. Through October 29, 2010, we received $3.4 million of payments related to our overriding royalty interest.

The cash flows we expect to receive from the limited overriding royalty interest are sensitive to the normal risks associated with oil and gas production such as changes in the price of oil and gas, the amount of oil and gas produced, increases in the expenses associated with producing the oil and gas and changes in the anticipated production schedule. These cash flows can be adversely affected by a decline in the price of oil and gas or production level of the oil and gas wells being serviced by the MinDOC I hull and topsides. Also, the estimates of crude oil and gas reserves depend on many factors and assumptions, including various assumptions that are based on conditions in existence as of the dates of the estimates. Any material change in those conditions, or other factors affecting those assumptions, could impair the quantity and value of oil and gas reserves.

Securities and Exchange Commission

November 17, 2010

15.        Quarterly Operating Results (Unaudited), page F-16

8.	We note that the fourth quarter of fiscal year 2009 gross profit margin significantly increased in comparison to the fourth quarter of fiscal year 2008 gross profit margin. We further note that the fourth quarter of fiscal year 2008 gross profit margin is significantly less than any other quarter presented for the two fiscal years. In future filings, please include disclosures, here or in MD&A, for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of either fiscal year presented, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. Refer to Item 302(A) of Regulations S-K for guidance. Please provide us with the disclosures that you would have included in the 2009 Form 10-K.

Response: We will disclose material dispositions and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of periods presented in future filings with the Commission. Below please find the disclosure that would have been included in our 2009 Form 10-K regarding fourth quarter gross profit margin.

Gross profit was $8.2 million (11.5% of revenue) as compared to $2.7 million (3.2% of revenue) for the three month periods ended December 31, 2009 and 2008, respectively. Contributing to the increase, pass-through costs for the three month period ended December 31, 2009 were 37.2% of revenue, compared to 44.1% for the three month period ended December 31, 2008. As discussed in note 13, pass-through costs add little or no margin to a project. Also contributing to the increase, we expensed $186,000 in costs and deductibles incurred to rent replacement cranes while the cranes damaged during the April 2008 accident at our Texas facility were repaired during the three-month period ended December 31, 2009, compared to $1.1 million of similar costs incurred during the three-month period ended December 31, 2008.

Securities and Exchange Commission

November 17, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

9.	We note your disclosure that the Texas Facility’s current low level of production does not allow you to cover certain fixed costs, and this facility primary performs work under the deepwater projects. You also have a significant decline in backlog for the deepwater projects. You currently have a letter of authorization to sign a contract for a major deepwater project. If it is reasonably likely that the significant decline in the Texas Facility’s revenues could lead to an impairment of the Texas Facility’s fixed assets, disclose to investors the carrying value of the Texas Facility’s fixed assets along with an explanation as to the factors or events that may result in a material impairment charge in the future. Item 303 of Regulation S-K requires disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also see Section 216 of the Financial Reporting Codification. Please provide us with the disclosure you intend to include in future filings.

Response: We monitor all of our fixed assets, including our Texas facilities, for indicators of impairment, and concluded there were no indicators of impairment through September 30, 2010. We do not believe the decline in the Texas facility’s revenue is reasonably likely to result in an impairment of the facility’s fixed assets.

The Company is responsible for the adequacy and accuracy of the disclosure contained in its periodic reports filed pursuant to the Securities Exchange Act of 1934, and that staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s reports. Further, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions.

Sincerely,

/s/ Robin A. Seibert
Robin A. Seibert
Vice President- Finance, Chief Financial Officer and Treasurer
(985) 872-2100